Exhibit (n)(5)

CONSENT OF INDEPENDENT AUDITOR
We have issued our report dated August 18, 2016, with respect to the combined consolidated financial statements of National Property REIT Corp., included in the amended Prospectus of Prospect Capital Corporation, dated October 19, 2016, for the year ended June 30, 2016. We hereby consent to the inclusion of said report in the amended Prospectus of Prospect Capital Corporation, dated October 19, 2016.

/s/ BDO USA, LLP
BDO USA, LLP
October 19, 2016